VOTING SECURITIES
INFORMATION CONCERNING THE COMPANY
PRINCIPAL STOCKHOLDERS OF THE COMPANY
MANAGEMENT OF THE COMPANY
MANAGEMENT OF PROTALIX
NO SHAREHOLDER ACTION REQUIRED

ORTHODONTIX, INC.
1428 Brickell Avenue
Suite 105
Miami, Florida 33131
(305) 371-4112

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
This Information Statement is being mailed on or about December 20, 2006, to holders of record on December 11, 2006, of shares of common stock, par value $0.0001 per share (the “Common Stock”) of Orthodontix, Inc., a Florida corporation (the “Company”), in connection with an anticipated change in a majority of the members of the Company’s Board of Directors. The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by Protalix Ltd. (“Protalix”), a privately-held Israeli biotechnology company that recently agreed to merge with a wholly-owned subsidiary of the Company. The Company assumes no responsibility for its accuracy or completeness. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and Exchange Commission (the “SEC”) thereunder.
WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.
The consummation of the transactions described in this Information Statement (the “Closing”) will result in a change in control of the Company. As a result, all of the current directors of the Company will resign, and ten new directors, all of whom are directors of Protalix, will be appointed as directors of the Company. In addition, David Aviezer, Ph.D., MBA, will be appointed the Company’s President and Chief Executive Officer and Mr. Yossi Maimon will be appointed the Company’s Chief Financial Officer, Treasurer and Secretary.
You are not required to vote on this change of directors and your vote is not requested. Normally, the election of directors requires the vote of a plurality of the votes entitled to vote and voting on the election of directors that are present in person or represented by proxy at a meeting held for the election of directors. In this case, the Company’s four current directors are resigning in connection with a change of control transaction and those four directors will appoint the new directors of the Company in accordance with the bylaws of the Company. Therefore, no vote of shareholders is required to effectuate the resignation of the four current directors and the appointment of the new directors.
This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with the completion of the merger of Protalix into a wholly-owned subsidiary of the Company and the acquisition of a controlling interest in the Common Stock by the former shareholders of Protalix in connection with the merger. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

The Merger
On August 21, 2006, the Company entered into a Merger Agreement and Plan of Reorganization, dated August 21, 2006, as amended on October 31, 2006 and November 30, 2006, by and among the Company, Protalix Acquisition Co., Ltd., a wholly-owned subsidiary of the Company, and Protalix (the “Merger Agreement”). Upon the closing of the merger described in the Merger Agreement (the “Merger”), Protalix will become a wholly-owned subsidiary of the Company, with the former shareholders of Protalix acquiring a substantial majority of the Company’s outstanding shares of Common Stock. Prior to the closing of the Merger, the Company intends to effect a one-for-ten reverse stock split and all share numbers of the Company set forth herein give effect to such reverse stock split.
At the closing of the Merger, the former shareholders of Protalix are to receive shares of Common Stock in exchange for all of their shares of Protalix. Immediately after the closing of the Merger, the current outstanding shares of Common Stock are anticipated to represent less than 1% of the outstanding shares of Common Stock of the Company on a fully diluted basis. At the closing of the Merger, the Company expects to issue an aggregate of 61,198,679 shares of Common Stock to the former shareholders of Protalix. Of such shares, 12,243,130, or approximately 15.91% of the outstanding shares of Common Stock on a fully diluted basis immediately after the closing of the Merger shall be received by Phillip Frost, M.D., one of the Company’s directors, Glenn L. Halpryn, also a director of the Company, and certain other investors in Protalix (collectively, the “Investors”). In addition, the Company expects to assume the obligations under outstanding warrants previously issued by Protalix to purchase 117,168 of Protalix’s ordinary shares and, in connection therewith, the Company expects to issue warrants to purchase 7,174,832 shares of Common Stock to certain shareholders and board members of Protalix. Of the foregoing, warrants to purchase 3,546,006 shares of Common Stock will be issued to the Investors.
Immediately prior to the closing of the Merger, Protalix expects to have outstanding options to purchase 88,624 ordinary shares under its employee stock option plan. Pursuant to the terms of the Merger Agreement, the Company shall assume all of the outstanding obligations under such plan and, accordingly, the Company expects to issue 5,413,249 shares of Common Stock upon the exercise of such options in lieu of shares of Protalix and to reserve an additional 4,328,406 shares of Common Stock under its incentive plan for future allocations.
In addition, under the terms of the Merger Agreement, the Company agreed to issue to Dr. Frost and certain of the Investors that will be part of the Company’s management, options that are exercisable into 2.5% and 1%, respectively, of the Company’s outstanding Common Stock on a fully-diluted basis immediately after the closing of the Merger. As of the date of this Information Statement, such amounts are expected to equal 1,773,003 shares of Common Stock and 709,202 shares of Common Stock, respectively.

     Previous Investments in Protalix
On September 12, 2006, pursuant to a share purchase agreement dated August 21, 2006, Protalix completed the sale of 163,774 ordinary shares, or approximately 14% of its outstanding ordinary shares of Protalix, and warrants to purchase an additional 57,691 ordinary shares of Protalix, or 5% of the outstanding ordinary shares of Protalix, on a fully diluted basis, in a private placement to the Investors, all of whom were accredited investors. Protalix received gross proceeds from the private placement of $15,000,000. Under such share purchase agreement, the Investors undertook to invest an additional $122,988.27 for an additional 1,343 ordinary shares of Protalix and warrants to purchase an additional 67 ordinary shares of Protalix. In connection with the Merger, these shares are expected to be converted into 10,054,600 shares of Common Stock, representing approximately 13.07% of the Company’s total outstanding Common Stock on a fully diluted basis immediately after the closing of the merger and the warrants are expected to be converted into warrants issued by the Company that are exercisable into 3,546,006 shares of Common Stock, representing 5% of the Company’s total outstanding Common Stock on a fully diluted basis at the closing of the Merger.
Agreement of Directors to Resign
In connection with the Merger Agreement, the Company agreed to cause its officers and directors to resign from all offices that they hold with the Company. Upon the closing of the Merger, all of the current directors of the Company will resign and 10 new directors, all of whom are directors of Protalix, will be appointed as directors of the Company.
VOTING SECURITIES
As of December 11, 2006, the Company had 5,830,856 shares of Common Stock issued and outstanding, without giving effect to the intended one-for-ten reverse stock split. For matters requiring stockholder action, each holder of Common Stock is entitled to cast one vote, in person or by proxy, for each share of Common Stock held.
Generally, the election of directors requires the vote of a plurality of the votes entitled to vote and voting on the election of directors that are present in person or represented by proxy at a meeting held for the election of directors. You are not required to vote on this change of directors and your vote is not requested.
INFORMATION CONCERNING THE COMPANY
Business
Upon the completion of the Merger, the Company will adopt the business of Protalix, which will be its wholly-owned subsidiary and operating unit. The Company intends to change its name from Orthodontix, Inc., to Protalix BioTherapeutics, Inc.

Company Overview
Protalix is an emerging clinical stage biopharmaceutical company that is focused on developing and producing recombinant therapeutic proteins that are produced through its proprietary plant cell system. In the biotechnology field, the production or manufacture of recombinant proteins is commonly referred to as the “expression” of such proteins. Recombinant therapeutic proteins are proteins that are produced by different genetically modified organisms following the insertion of the relevant DNA into their genome and are the basis of most biopharmaceutical drugs currently under development. Protalix was originally incorporated in Israel as Metabogal Ltd. on December 27, 1993, and, as it changed its focus to the expression of recombinant therapeutic proteins in plant cells, changed its name to Protalix Ltd. on April 26, 2004. Protalix’s principal business address is 2 Snunit Street, Science Park, POB 455, Carmiel, Israel 21000, where it operates a research and manufacturing facility. Protalix is using its plant cell culture and bioreactor technology for the expression of recombinant therapeutic proteins, and it is currently developing several such biotherapeutic products.
Protalix’s patented plant cell system enables the expression in plant cells of specific human genes, most often genes coding for proteins of pharmaceutical or therapeutic value. Once the plant cells produce a therapeutic protein, such protein may be grown on an industrial-scale in Protalix’s proprietary bioreactor system. Subsequently, the protein is extracted from the cells and purified to a clinical grade. Protalix’s system presents a proprietary method for the production of recombinant proteins that is safe and scaleable and allows for the cost-effective industrial-scale production of such recombinant human therapeutic proteins.
Protalix’s lead product, prGCD, is a proprietary plant cell expressed recombinant form of Glucocerebrosidase (GCD) for the treatment of Gaucher Disease, a lysosomal storage disorder in humans. Glucocerebrosidase is an enzyme-based protein, the lack of which is a symptom of Gaucher Disease. Protalix received approval from the FDA to commence Phase I clinical trials of prGCD under an IND (Investigational New Drug) application in July 2005. The Phase I clinical study was completed in June 2006, and Protalix believes that the data presented in the final clinical report of such trial was promising for proceeding to the next phase of clinical testing. Protalix is currently preparing an application for FDA approval to commence a Phase III pivotal trial of prGCD, which Protalix expects to commence in 2007.
Legal Proceedings
The Company is not a party to any legal proceedings.
PRINCIPAL STOCKHOLDERS OF THE COMPANY
The following tables set forth the beneficial ownership of the Company prior and immediately following the closing of the Merger:

Security Ownership of Certain Beneficial Owners Prior to the Closing Date
The following tables set forth, as of December 15, 2006 (immediately prior to the closing under the Merger Agreement), the number of shares of Common Stock owned of record and beneficially by any person who holds 5% or more of the outstanding Common Stock of the Company, all directors, each of the named executive officers, and the directors and executive officers of the Company as a group. The total amount of outstanding shares of Common Stock as of December 15, 2006 is approximately 583,086, after giving effect to the intended one-for-ten reverse stock split.
Beneficial Owners

Title of	Name and Address or	Amount and Nature of	Percentage of
Class	Number in Group	Beneficial Ownership(1)	Class (%)
Common Stock	Phillip Frost, M.D. (2)	296,543 (4)	51.0
Common Stock	Stephen Grussmark (3)(5)	45,000	7.7
The address for all holders listed herein, unless otherwise noted, is c/o Orthodontix, Inc., 1428 Brickell Avenue, Suite 105, Miami, FL 33131.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after December 15, 2006 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2)	The address is 4400 Biscayne Blvd., Miami, FL 33137.

(3)	The address is 7400 North Kendall Drive Suite 704, Miami, FL 33156.

(4)	Represents shares of Common Stock held by Frost Gamma Investments Trust, of which Frost Gamma Limited Partnership is the sole and exclusive beneficiary. Dr. Frost is the sole limited partner of Frost Gamma, L.P. The general partner of Frost Gamma, L.P. is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(5)	Represents shares of Common Stock held in various trusts for which either Dr. Grussmark or his wife is the sole trustee and the beneficiaries of which are Dr. Grussmark, his wife or his children.
Management

Title of	Name and Address or	Amount and Nature of	Percentage of
Class	Number in Group	Beneficial Ownership(1)	Class (%)
Common Stock	Glenn L. Halpryn	38,010	6.5
Common Stock	Alan J. Weisberg	421	*
Common Stock	Noah Silver	0	0
Common Stock	Curtis Lockshin	0	0
Common Stock	All Officers and Directors as a Group	38,431	6.6

*	Less than 1%

The address for all holders listed herein, unless otherwise noted, is c/o Orthodontix, Inc., 1428 Brickell Avenue, Suite 105, Miami, FL 33131.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after December 15, 2006 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.
MANAGEMENT OF THE COMPANY
Directors and Executive Officers
The following tables set forth information regarding the Company’s current executive officers and directors prior to the closing of the Merger.

Name	Age	Position
Glenn L. Halpryn	45	Chairman of the Board, Chief Executive Officer
Alan Jay Weisberg	60	Acting Chief Financial and Accounting Officer, Director
Noah M. Silver	47	Director
Curtis Lockshin	46	Director
Glenn L. Halpryn. Mr. Halpryn has been the Company’s Chief Executive Officer since May 2001 and Chairman of the Board of Directors, President and Secretary of the Company since April 2001. Mr. Halpryn has been a member of the Board of Directors since its inception and served a previous term as President of the Company from its inception through the closing of the Merger. Mr. Halpryn is also Chief Executive Officer and a director of Transworld Investment Corporation (“TIC”), serving in such capacity since June 2001. From 1984 to June 2001, Mr. Halpryn served as Vice President/Treasurer of TIC. From 1999, Mr. Halpryn also served as Vice President of Ivenco, Inc. (“Ivenco”) until Ivenco’s merger into TIC in June 2001. In addition, since 1984, Mr. Halpryn has been engaged in real estate investment and development activities, including the management, finance and leasing of commercial real estate. From April 1988 through June 1998, Mr. Halpryn was Vice Chairman of Central Bank, a Florida state-chartered bank. Since June 1987, Mr. Halpryn has been the President of and beneficial holder of stock of United Security Corporation (“United Security”), a broker-dealer registered with the NASD. From June 1992 through May 1994, Mr. Halpryn served as the Vice President, Secretary-Treasurer of Frost Hanna Halpryn Capital Group, Inc., a “blank check” company whose business combination was effected in May 1994 with Sterling Healthcare Group, Inc. From June 1995 through October 1996, Mr. Halpryn served as a member of the Board of Directors of Sterling Healthcare Group, Inc. Since October 2002, Mr. Halpryn has been a director of Ivax Diagnostics, Inc., a publicly held corporation, and is a member of its audit committee and chairman of its compensation committee.
Alan Jay Weisberg. Mr. Weisberg has been the Company’s Acting Chief Financial Officer since September 1999 and a member of the Board of Directors and Treasurer of the Company since April 2001. Since July 1986, Mr. Weisberg has been a stockholder in the accounting firm of Weisberg Brause & Co., Boca Raton, Florida. Mr. Weisberg has been the principal financial officer of United Security since June 1987.

Noah M. Silver. Mr. Silver has been a member of the Company’s Board of Directors since April 2001 and was a consultant to the Company during 1999. Mr. Silver has been the Chief Financial Officer of TIC since June 2001, a firm in which Mr. Halpryn is the Chief Executive Officer and a director. From March 2000, Mr. Silver served as the Chief Financial Officer of Ivenco, serving in such capacity until Ivenco’s merger into TIC in June 2001. From January 1997 through February 1999, Mr. Silver was the President of Dryclean USA, Florida Division, and Dryclean USA Franchise Company. From April 1995 through December 1996, Mr. Silver was the Florida Division Controller and Vice President of Dryclean USA, the parent company of Dryclean USA, Florida Division. Mr. Silver is a Certified Public Accountant and a Certified Management Accountant and has earned a Master of Accounting Degree.
Curtis Lockshin. Dr. Lockshin has been a member of the Company’s Board of Directors since July 2006. Since 2003, Dr. Lockshin has been an independent pharmaceutical and life sciences consultant, focused on small companies that seek to leverage their technology assets inside healthcare, biotechnology and security sectors. At Sepracor Inc. from 1998 to 2002, as a Scientist, Associate Director, and Director of Discovery Biology & Informatics, Dr. Lockshin was instrumental in establishing the New Leads program, which delivered novel chemical entities into the preclinical pipeline. In 2002-2003, while Director of Discovery Biology at Beyond Genomics, Inc., Dr. Lockshin co-developed strategies for utilizing proprietary technology platforms in clinical trial optimization and prediction of off-target drug activities. Dr. Lockshin’s current activities include a program management engagement with 3rd Millennium Inc. (Waltham, MA) and a business development engagement with TelAztec LLC (Burlington, MA). Since 2004, Dr. Lockshin has served on the Board of Directors of the Ruth K. Broad Biomedical Research Foundation, a Duke University support corporation, which supports basic research related to Alzheimer’s disease and neurodegeneration via intramural, extramural, and international grants. Dr. Lockshin is a co-inventor on several U.S. patents and applications covering pharmaceuticals, biomaterials, and optics for remote biochemical sensing. He holds a Bachelor’s degree in Life Sciences and a PhD in Biological Chemistry, both from the Massachusetts Institute of Technology.
Executive Compensation of the Company
No executive officer of the Company was compensated more than $100,000 during the year ended December 31, 2005. The following table sets forth a summary for the fiscal years ended December 31, 2005 and 2004, respectively, of the cash and non-cash compensation awarded, paid or accrued by the Company to its Chief Executive Officer. There were no restricted stock awards, long-term incentive plan payouts or other compensation paid during fiscal years 2005 and 2004, except as set forth below:

     Summary Compensation Table

							Nonqualified
				Stock		Non-Equity	Deferred	All Other
				Award	Option	Incentive Plan	Compensation	Compen-
Name and Principal		Salary	Bonus	(s)	Award(s)	Compensation	Earnings	sation	Total
Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
Glenn Halpryn (1)	2005	—	—	—	—	—	—	—	—
President and CEO	2004	41,700	—	—	—	—	—	—	41,700

(1)	In October 2004, Mr. Halpryn waived his salary for the balance of 2004. During 2005, Mr. Halpryn received no salary from the Company.
No options to purchase shares of Common Stock were granted to any executive officer during the year ended December 31, 2005. The following table sets forth information with respect to the Company’s Chief Executive Officer concerning equity awards as of December 31, 2005:

	Option Awards					Stock Awards
Equity
								Equity	Incentive
								Incentive	Plan
								Plan	Awards:
								Awards:	Market or
								Number	Payout
			Equity					of	Value
			Incentive				Market	Unearned	of
	Number		Plan Awards:			Number	Value of	Shares,	Unearned
	of	Number	Number			of Shares	Shares or	Units or	Shares,
	Securities	of Securities	of Securities			or Units	Units of	Other	Units or
	Underlying	Underlying	Underlying			of Stock	Stock	Rights	Other
	Unexercised	Unexercised	Unexercised	Option		That	That	That Have	Rights
	Options	Options	Unearned	Exercise	Option	Have Not	Have Not	Not	That Have
	(#)	(#)	Options	Price	Expiration	Vested	Vested	Vested	Not
Name	Exercisable	Unexercisable	(#)	($)	Date	(#)	($)	(#)	Vested ($)
Glenn Halpryn (1)	—	—	—	—	—	—	—	—	—
The following table sets forth information with respect to compensation of directors during fiscal year 2005.

					Nonqualified
				Non-Equity	Deferred
Fees Earned or			Option	Incentive Plan	Compensation	All Other
	Paid in Cash	Stock Award	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Glenn Halpryn	400	—	—	—	—	—	400
Alan J. Weisberg	400	—	—	—	—	—	400
Noah M. Silver	400	—	—	—	—	—	400
Employment Contracts, Termination of Employment and Change-In-Control Arrangements
Neither Mr. Halpryn, the Company’s Chief Executive Officer, nor any other executive officer of the Company, has an employment agreement with the Company.
Section 16(a) of the Exchange Act requires the Company’s executive officers and directors, and persons who beneficially own more than 10% of its equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based on its review of the copies of such forms received by the Company, the Company believes that during the year ended December 31, 2005, all such filing requirements applicable to its officers and directors were complied with.
MANAGEMENT OF PROTALIX
The directors and executive officers of Protalix, their ages and positions as of November 30, 2006, are as follows:

Name	Age	Position
Directors
Eli Hurvitz	74	Chairman of the Board
David Aviezer, Ph.D., MBA	42	Director, President and Chief Executive Officer
Yoseph Shaaltiel, Ph.D.	53	Director and Executive VP, Research and Development
Zeev Bronfeld	55	Director
Amos Bar-Shalev	53	Director
Sharon Toussia-Cohen	47	Director
Eyal Sheratzki	38	Director
Pinhas Barel Buchris	50	Director
Phillip Frost, M.D.	70	Director
Jane H. Hsiao, Ph.D., MBA	59	Director
Executive Officers
Einat Brill Almon, Ph.D.	47	Vice President, Product Development
Yossi Maimon	37	Vice President and Chief Financial Officer
David Aviezer, Ph.D., MBA. Dr. Aviezer has served as Protalix’s Chief Executive Officer since 2002 and is a member of its board of directors. Dr. Aviezer has over a decade of experience in biotechnology management, advancing products from early-stage research up to their regulatory approval and commercialization. Prior to joining Protalix, from 1996 to 2002, he served as General Manager of ProChon Biotech Ltd., an Israeli company focused on orthopedic disorders. Previously Dr. Aviezer was a visiting scientist at the Medical Research Division of American Cyanamid, a subsidiary of Wyeth (NYSE:WEY), in N.Y. Dr. Aviezer is the recipient of the Clore Foundation Award and the J.F. Kennedy Scientific Award. He holds a Ph.D. in Molecular Biology and Biochemistry from the Weizmann Institute of Science and an M.B.A. from Bar Ilan University Business School.
Yoseph Shaaltiel, Ph.D. Dr. Shaaltiel founded Protalix in 1993 and currently serves as a member of its Board of Directors and Vice President, Research and Development. Prior to establishing Protalix, from 1988 to 1993, Dr. Shaaltiel was a Research Associate at the MIGAL Technological Center. He also served as Deputy Head of the Biology Department of the Biological and Chemical Center of the Israeli Defense Forces and as a Biochemist at Makor Chemicals Ltd. Dr. Shaaltiel was a Postdoctoral Fellow at the University of California at Berkeley and at Rutgers University in New Jersey. He has co-authored over 40 articles and abstracts on plant biochemistry and holds seven patents. Dr. Shaaltiel received his Ph.D. in Plant Biochemistry from the Weizmann Institute of Science.

Einat Brill Almon. Dr. Almon joined Protalix in December 2004 and has served as its Vice President, Product Development since then. Dr. Almon has many years of experience in the management of life science projects and companies, including biotechnology and agrobiotech, with direct experience in clinical, device and scientific software development, as well as a strong background and work experience in Intellectual Property. Prior to joining Protalix, from 2001 to 2004, she served as Director of R&D and IP of Medgenics Inc., with its fully owned Israeli subsidiary, Biogenics Ltd, a company that developed an autologous platform for tissue based protein drug delivery. Dr. Almon has trained as a biotechnology patent agent at leading IP firms in Israel. Dr. Almon holds a Ph.D. in molecular biology of cancer research from the Weizmann Institute of Science and has carried out Post-Doctoral research at the Hebrew University in the area of plant molecular biology.
Yossi Maimon, CPA. Yossi Maimon has served as Protalix’s Vice President and Chief Financial Officer since he joined Protalix in 2006. Prior to joining Protalix, from 2002 to 2006, he served as the Chief Financial Officer of Colbar LifeScience Ltd., a biomaterial company focusing on aesthetics, where he led all of the corporate finance activities, fund raisings, and legal aspects of Colbar including the sale of Colbar to Johnson and Johnson. Prior to that, from 2000 to 2002, he served as the Chief Financial Officer of Way2Call Communications, Ltd., an Israeli start-up company in the telecommunications field, where he led the fund raising efforts, accounting issues, and business development activities. Prior to that, from 1998 to 2000, he served as the controller of PEC, a United States company publicly traded on the New York Stock Exchange, where he was responsible for reporting and compliance with the SEC and led the process of delisting and merging PEC into Discount Investment Bank. Mr. Maimon has a B.A. in accounting from the City University of New York and an MBA from Tel Aviv University, and he is a Certified Public Accountant in the United States (New York State) and Israel.
Board of Directors of Protalix
Eli Hurvitz. Mr. Hurvitz serves as Chairman of Protalix’s board of directors and has served as a director of Protalix since 2005. Mr. Hurvitz has served as Chairman of the Board of Teva Pharmaceutical Industries Ltd. (“Teva”) since April 2002. Previously, he served as Teva’s President and Chief Executive Officer for over 25 years and has been employed at Teva in various capacities for over 40 years. He serves as Chairman of the Board of The Israel Democracy Institute (IDI), Chairman of the Board of NeuroSurvival Technologies Ltd. (a private company) and is a director of Vishay Intertechnology. He served as Chairman of the Israel Export Institute from 1974 through 1977 and as the President of the Israel Manufacturers Association from 1981 through 1986. He served as Chairman of the Board of Bank Leumi Ltd. from 1986 through 1987. He was a director of Koor Industries Ltd. from 1997 through 2004 and a member of the Belfer Center for Science and International Affairs at the John F. Kennedy School of Government at Harvard University from 2002 through 2005. He received his B.A. in Economics and Business Administration from the Hebrew University in 1957.

Phillip Frost, M.D. Dr. Frost has served as a director of Protalix since 2006. Dr. Phillip Frost was named the Vice Chairman of the Board of Teva in January 2006 when Teva acquired IVAX Corporation. Dr. Frost had served as Chairman of the Board of Directors and Chief Executive Officer of IVAX Corporation since 1987. Dr. Frost was named Chairman of the Board of Ladenburg Thalman & Co., Inc., an American Stock Exchange-listed investment banking and securities brokerage firm, in July 2006 and has been a director of Ladenburg Thalman since 2005. He was Chairman of the Department of Dermatology at Mt. Sinai Medical Center of Greater Miami, Miami Beach, Florida from 1972 to 1986. Dr. Frost was Chairman of the Board of Directors of Key Pharmaceuticals, Inc. from 1972 until the acquisition of Key Pharmaceuticals by Schering Plough Corporation in 1986. He serves on the Board of Regents of the Smithsonian Institution, is a member of the Board of Trustees of the University of Miami, a Trustee of each of the Scripps Research Institutes, the Miami Jewish Home for the Aged, and the Mount Sinai Medical Center, and is Vice Chairman of the Board of Governors of the American Stock Exchange. Dr. Frost is also a director of Continucare Corporation, an American Stock Exchange-listed provider of outpatient healthcare and home healthcare services, Northrop Grumman Corp., a New York Stock Exchange-listed global defense and aerospace company, Castle Brands, Inc., an American Stock Exchange-listed developer and marketer of alcoholic beverages, and Cellular Technical Services, Inc., a provider of products and services for the telecommunications industry. Dr. Frost received a B.A. in French Literature from the University of Pennsylvania and an M.D. from the Albert Einstein College of Medicine.
Jane H. Hsiao, Ph.D., MBA. Dr. Hsiao has served as a director of Protalix since 2006. Dr. Hsiao served as the Vice Chairman-Technical Affairs of IVAX Corporation from 1995 to January 2006, when Teva acquired IVAX. Dr. Hsiao served as IVAX’s Chief Technical Officer since 1996, and as Chairman, Chief Executive Officer and President of IVAX Animal Health, IVAX’s veterinary products subsidiary, since 1998. From 1992 until 1995, Dr. Hsiao served as IVAX’s Chief Regulatory Officer and Assistant to the Chairman. Dr. Hsiao served as Chairman and President of DVM Pharmaceuticals from 1998 through 2006 and is also a director of Cellular Technical Services Company, Inc., a provider of products and services for the telecommunications industry. Dr. Hsiao received a B.S. in Pharmacy from the National Taiwan University and a Ph.D. in Pharmaceutical Chemistry from the University of Illinois, Chicago.
Zeev Bronfeld. Mr. Bronfeld has served as a director of Protalix since 1996. Mr. Bronfeld brings to Protalix vast experience in management and value building of biotechnology companies. Mr. Bronfeld is an experienced businessman who is involved in a number of biotechnology companies. He is a co-founder of Biocell Ltd., an Israeli publicly traded holding company specializing in biotechnology companies and has served as its chief executive officer since 1986. Mr. Bronfeld currently serves as a director of Biocell Ltd., Nasvax Ltd., D. Medical Industries Ltd., and Biomedix Incubator Ltd., all of which are public companies traded on the Tel Aviv Stock Exchange. Mr. Bronfeld is also a director of each of the following privately-held companies: Meitav Technological Incubator Ltd., Innovetica Ltd., Ecocycle Israel Ltd., Contipi Ltd., Nilimedix Ltd., G-Sense Ltd., and L.N. Innovative Technologies. Mr. Bronfeld holds a B.A. in Economics from the Hebrew University of Jerusalem.

Amos Bar-Shalev. Mr. Shalev has served as a director of Protalix since 2005. Mr. Bar Shalev brings to Protalix extensive experience in managing technology companies. Currently Mr. Bar Shalev is the President of 1andOne Technology, and manages the Technorov portfolio. Until recently he was the Managing Director of TDA Israel, a management company of the TGF (Templeton Tadiran) Fund. Mr. Bar Shalev was Vice President of Eurofund, and a senior analyst at Teuza. He has served on the board of directors of many companies, such as Schema, ScitexVision, MessageVine, Objet, Idanit and ART. Mr. Bar Shalev holds a B.Sc. in Electrical Engineering from the Technion, Israel and an M.B.A. from Tel Aviv University. He holds the highest award from the Israeli Air Force for technological achievements.
Sharon Toussia-Cohen. Mr. Toussia-Cohen has served as a director of Protalix since 2004. Mr. Toussia-Cohen is the president and chief executive officer of Marathon Investments, an Israeli publicly traded company since 2004. During the period from 1996 to 2002, he served as the chief executive officer of the Aleppo Group and also as Managing Director of Israel’s Airport City Project. Between the years 2002 and 2004, Mr. Toussia-Cohen was a partner and Managing Director of the Tiv Taam Group and between the years 2004 and 2006 was also the chief executive officer and director of ISRI Investments Ltd. Mr. Toussia-Cohen is certified in Bank Management by the First International Bank of Israel and at the Republic National Bank of New York. He was also the co-owner and director of a strategic consulting firm in Israel. Mr. Toussia-Cohen holds a Bachelor’s degree in Economics and Political Science and an MBA from the Hebrew University in Jerusalem.
Eyal Sheratzki. Mr. Sheratzki has served as a director of Protalix since 2005. Mr. Sheratzki has served as a director of Ituran Location & Control, a publicly-traded company quoted on the Nasdaq, since 1995 and as a co-chief executive officer since 2003. Prior to such date, he served as an alternate chief executive officer of Ituran from 2002 through 2003 and as Vice President of Business Development from 1999 through 2002. Mr. Sheratzki also serves as a director of Moked Ituran Ltd. and of Ituran’s subsidiaries, of Biocell, of which he serves as the Chairman of the Board, of Biomedix Incubator Ltd. and D. Medical Industries, Ltd. From 1994 to 1999, he served as the chief executive officer of Moked Services, Information and Investments Ltd. and as legal advisor to several of Ituran’s affiliated companies. Mr. Sheratzki holds LL.B and LL.M degrees from Tel Aviv University School of Law and an Executive M.B.A degree from Kellogg University.
Pinhas Barel Buchris. Mr. Buchris has served as a director of Protalix since December 2006. Mr. Buchris is currently a Venture Partner at Apax Partners and is a Managing Director of Tamares Capital Ltd., both of which positions he has held since 2002. From 2002 to the present, Mr. Buchris has been engaged, from time to time, as an independent consultant and advisor for several high-tech companies and security-based organizations. From 1974 through 2001, Mr. Buchris served in the Israeli Defense Forces where he achieved the rank of Brigadier General (retired). From 1997 through 2001, he led the Israeli Defense Force’s largest technology information gathering unit, the Central Unit of Technology Intelligence. Mr. Buchris currently serves on the Board of Directors of Bezeq the Israeli Telecommunications Corp. Ltd., an Israeli company traded on the Tel Aviv Stock Exchange, and several privately-held companies including Tamares Israel Investments Ltd., Tamares Capital Ltd., Global Medical Networks, and

AGN Knafaim Holdings Ltd. Mr. Buchris holds a B.Sc. in Computer Science from the Technion Technology Institute of Haifa, Israel, and an MBA from the Israeli extension of Derby University, United Kingdom. Mr. Buchris has also completed an Executive Finance program and an Advanced Directors program at the Israeli Management Center as well as an Advanced Management program at Harvard University. In 1993, Mr. Buchris was awarded the Israel Defense Prize, one of the most prestigious awards in Israel.
Executive Compensation of Protalix
The following table sets forth a summary for the fiscal years ended December 31, 2005 and 2004, respectively, of the cash and non-cash compensation awarded, paid or accrued by Protalix to its Chief Executive Officer and its two most highly compensated officers other than its chief executive officer who served in such capacities in 2005 (collectively, the “Named Executive Officers”). There were no restricted stock awards, long-term incentive plan payouts or other compensation paid during fiscal years 2005 and 2004 to the Named Executive Officers, except as set forth below:
Summary Compensation Table

							Nonqualified
				Stock		Non-Equity	Deferred	All Other
				Award	Option	Incentive Plan	Compensation	Compen-
Name and Principal		Salary	Bonus	(s)	Award(s)	Compensation	Earnings	sation	Total
Position	Year	($)	($)	($)	($)	($)	($)	($)(1)	($)
David Aviezer, Ph.D., MBA (2)	2005	198,890	75,000	—	272,879	—	—	—	546,769
President and CEO	2004	161,409	20,000	—	147,124	—	—	—	328,533
Yoseph Shaaltiel, Ph.D.	2005	120,855	8,022	—	4,077	—	—	40,283	173,237
Executive Vice President, Research and Development	2004	96,809	—	—	5,302	—	—	32,269	134,380
Einat Brill Almon, Ph.D.	2005	79,818	3,915	—	67,824	—	—	26,605	178,162
Vice President, Product Development	2004	2,316	—	—	—	—	—	772	3,088

(1)	Includes employer contributions to pension and/or insurance plans and other miscellaneous payments.

(2)	Dr. Aviezer served as Protalix’s Chief Executive Officer on a consultancy basis, until September 2006, pursuant to a Consulting Services Agreement between Protalix and Agenda Biotechnology Ltd., a company wholly-owned by Dr. Aviezer.
Yossi Maimon joined Protalix as its Chief Financial Officer on October 15, 2006 and is Protalix’s most recently hired senior executive. Although Mr. Maimon is not included in the Summary Compensation Table because he was not an executive officer during fiscal year 2005, information about his employment agreement is included under “Employment Contracts, Termination of Employment and Change-In-Control Arrangements.”
Outstanding Equity Awards at Fiscal Year-End
The following table sets forth information with respect to the Named Executive Officers concerning equity awards as of December 31, 2005:

	Option Awards					Stock Awards
Equity
								Equity	Incentive
								Incentive	Plan
								Plan	Awards:
								Awards:	Market or
								Number	Payout
			Equity					of	Value
			Incentive				Market	Unearned	of
	Number		Plan Awards:			Number	Value of	Shares,	Unearned
	of	Number	Number			of Shares	Shares or	Units or	Shares,
	Securities	of Securities	of Securities			or Units	Units of	Other	Units or
	Underlying	Underlying	Underlying			of Stock	Stock	Rights	Other
	Unexercised	Unexercised	Unexercised	Option		That	That	That Have	Rights
	Options	Options	Unearned	Exercise		Have Not	Have Not	Not	That Have
	(#)	(#)	Options	Price	Option	Vested	Vested	Vested	Not
Name	Exercisable	Unexercisable	(#)	($)	Expiration Date	(#)	($)	(#)	Vested ($)
David Aviezer, Ph.D.	19,670	6,557	—	7.35	8/1/2013	—	—	—	—
Yoseph Shaaltiel, Ph.D.	4,000	—	—	0.01NIS	6/30/2011	—	—	—	—
Einat Brill Almon, Ph.D.	1,030	3,089	—	24.36	8/1/2013	—	—	—	—
The following table sets forth information with respect to compensation of directors during fiscal year 2005.

Nonqualified
				Non-Equity	Deferred
	Fees Earned or		Option	Incentive Plan	Compensation	All Other
	Paid in Cash	Stock Award	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Eli Hurvitz	24,549	855,388	—	—	—	—	879,936
Zeev Bronfeld	—	—	—	—	—	—	—
Amos Bar-Shalev	—	—	—	—	—	—	—
Sharon Toussia-Cohen	—	—	—	—	—	—	—
Eyal Sheratzki	—	—	—	—	—	—	—
Alon Dumanis, Ph.D.(1)	—	—	—	—	—	—	—
Phillip Frost, M.D.	—	—	—	—	—	—	—
Jane H. Hsiao, Ph.D., MBA	—	—	—	—	—	—	—

(1)	Dr. Dumanis ceases to serve as a director in December 2006.
Employment Contracts, Termination of Employment and Change-In-Control Arrangements
David Aviezer, Ph.D., MBA. Dr. Aviezer originally served as Protalix’s Chief Executive Officer on a consultancy basis pursuant to a Consulting Services Agreement between Protalix and Agenda Biotechnology Ltd., a company wholly-owned by Dr. Aviezer. On September 11, 2006, Protalix entered into an employment agreement with Dr. Aviezer pursuant to which he agreed to be employed as Protalix’s President and Chief Executive Officer, which agreement supersedes the Consultancy Services Agreement. Protalix agreed to pay Dr. Aviezer a monthly base salary equal to NIS 80,000 (approximately $19,000) and an annual bonus at the Board’s discretion. The monthly salary is subject to cost of living adjustments from time to time. Dr. Aviezer is eligible to receive a substantial bonus in the event of certain public offerings or acquisition transactions, which bonus shall be at the discretion of the Board and is not payable solely with respect to the Merger, and certain specified bonuses in the event Protalix achieves certain specified milestones. In connection with the employment agreement, in addition to other options already held by Dr. Aviezer, Protalix granted to Dr. Aviezer options to purchase 16,000 ordinary shares of Protalix at an exercise price equal to $59.40 per share, which the Company expects to assume as options to purchase 977,297 shares of Common Stock at $0.97 per share. Such options vest quarterly retroactively from June 1, 2006, over a four year period. The employment agreement is terminable by either party on 90 days’ written notice for any reason and Protalix may terminate the agreement for cause without notice. Dr. Aviezer is entitled to be insured by Protalix under a Manager’s Policy in lieu of severance, company contributions towards vocational studies, annual recreational allowances, a company car, and a company phone. Dr. Aviezer is entitled to 24 working days of vacation. All stock options that have not vested as of the date of termination shall be deemed to have expired.
Yoseph Shaaltiel, Ph.D. Dr. Shaaltiel founded Protalix in 1993 and currently serves as its Executive Vice President, Research and Development. Dr. Shaaltiel entered into an employment agreement with Protalix September 1, 2001. Pursuant to the employment agreement, Protalix agreed to pay Dr. Shaaltiel a monthly base salary equal to $7,000, subject to annual cost of living adjustments. His current salary is $10,600 per month. The employment agreement is terminable by Protalix on 90 days’ written notice for any reason and Protalix may terminate the agreement for cause without notice. Dr. Shaaltiel is entitled to be insured by Protalix under a Manager’s Policy in lieu of severance, company contributions towards vocational studies, annual recreational allowances, a company car, and a company phone. Dr. Shaaltiel is entitled to 24 working days of vacation.
Einat Brill Almon, Ph.D. Dr. Brill Almon joined Protalix as its Vice President, Product Development, pursuant to an employment agreement effective on December 19, 2004 by and between Protalix and Dr. Brill Almon. Pursuant to the employment agreement, Protalix agreed to pay Dr. Brill Almon a monthly base salary equal to NIS 28,000 (approximately $6,575). Her current salary is NIS 35,000 per month (approximately $8,235). The monthly salary is subject to cost of living adjustments from time to time. She is also entitled to certain specified bonuses in the event that Protalix achieves certain specified clinical development milestones within specified timelines. In connection with the employment agreement, Protalix agreed to grant to Dr. Brill Almon options to purchase 7,919 ordinary shares of Protalix at exercise prices equal to $24.36 and $59.40 per share, which the Company expects to assume as options to purchase 483,701 shares of its Common Stock at $0.40 and $0.97 per share. The options shall vest over four years. The employment agreement is terminable by either party on 60 days’ written notice for any reason and we may terminate the agreement for cause without notice. Dr. Brill Almon is entitled to be insured by Protalix under a Manager’s Policy in lieu of severance, company contributions towards vocational studies, annual recreational allowances, a company car, and a company phone at up to NIS 1,000 per month. Dr. Brill Almon is entitled to 22 working days of vacation. All stock options that have not vested as of the date of termination shall be deemed to have expired.
Yossi Maimon. Mr. Maimon joined Protalix as its Chief Financial Officer pursuant to an employment agreement effective as of October 15, 2006 by and between Protalix and Mr. Maimon. Pursuant to the employment agreement, Protalix agreed to pay Mr. Maimon a monthly base salary equal to NIS 45,000 (approximately $10,600) and an annual discretionary bonus and additional discretionary bonuses in the event Protalix achieves significant financial milestones, subject to the Board’s sole discretion. The monthly salary is subject to cost of living adjustments from time to time. In connection with the employment agreement, Protalix agreed to grant to Mr. Maimon options to purchase 10,150 ordinary shares of Protalix at an exercise price equal to $59.40 per share, which the Company expects to assume as options to purchase 619,972 shares of its Common Stock at $0.97 per share. The first 25% of such options shall vest on the first anniversary of the grant date and the remainder shall vest quarterly in 12 equal increments. The employment agreement is terminable by either party on 60 days’ written notice for any reason and we may terminate the agreement for cause without notice. Mr. Maimon is entitled to be insured by Protalix under a Manager’s Policy in lieu of severance, company contributions towards vocational studies, annual recreational allowances, a company car, and a company phone. Mr. Maimon is entitled to 24 working days of vacation. All stock options that have not vested as of the date of termination shall be deemed to have expired.
Involvement in Legal Proceedings
The Company is not aware of any material proceeding adverse to the interests of the Company to which any officer, director or beneficial owner of 5% or more of its voting securities is a party. Further, Protalix is not aware of any material proceeding adverse to the interests of Protalix to which any officer, director or beneficial owner of 5% or more of Protalix’s voting securities is a party.
The Company is not aware of any material interest of any officer or director of the Company that is adverse to the Company. Protalix is not aware of any material interest of any officer or director of Protalix that is adverse to Protalix.
During the past five years, no officer or director of the Company or Protalix has:
(1) Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
(2) Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
(3) Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or
(4) Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Certain Relationships and Related Transactions, and Director Independence
          On March 17, 2005, Protalix entered into a Management Services Agreement with Pontifax Management Company, Ltd. in connection with purchase of shares of Protalix’s Series B Preferred Shares by the Pontifax Funds. Pursuant to the Management Services Agreement, Mr. Hurvitz serves as a member of the Board of Directors of Protalix. Further, Protalix agreed not to designate a permanent chairman of the Board of Directors until Pontifax Management Company chose to nominate Mr. Hurvitz as the Chairman of the Board in 2006. In consideration for Mr. Hurvitz’s services, Protalix is required to pay Pontifax Management Company a fee equal to $3,000 per month plus required taxes on such payment. In addition, in connection with the execution of the Management Services Agreement, Protalix issued to Pontifax Management Company options to purchase a number of Series B Preferred Shares equal to 3.5% of the then outstanding share capital. Lastly, upon the appointment of Mr. Hurvitz as Chairman of the Board of Directors, Protalix issued to Pontifax additional warrants for Series B Preferred Shares equal to 3.76% of the then outstanding share capital of Protalix.
          On September 14, 2006, Protalix entered into a collaboration and licensing agreement with Teva for the development and manufacturing of two proteins, using its plant cell system. Mr. Hurvitz, the Chairman of Protalix’s Board of Directors is the Chairman of Teva’s Board of Directors; and, Dr. Frost, one of the Company’s directors, is the Vice Chairman of Teva’s Board of Directors. Pursuant to the agreement, Protalix will collaborate on the research and development of the two proteins utilizing its plant cell expression system. Protalix will grant to Teva an exclusive license to commercialize the developed products in return for royalty and milestone payments payable upon the achievement of certain pre-defined goals. Protalix will retain certain exclusive manufacturing rights with respect to the active pharmaceutical ingredient of the proteins for a five-year period following the first commercial sale of a licensed product under the agreement and other rights thereafter.
          Corporate Governance and Independent Directors
The Common Stock is currently traded on the National Association of Securities Dealers, Inc.’s, OTC Bulletin Board, or “OTCBB”. Accordingly, it is not required to have an audit, compensation or nominating committee. However, after the closing of the Merger, the Company intends to operate within a comprehensive plan of corporate governance for the purpose of defining responsibilities, setting high standards of professional and personal conduct and assuring compliance with such responsibilities and standards. The Company currently regularly monitors developments in the area of corporate governance to ensure that it is in compliance with the standards and regulations required by the national securities exchanges, including the American Stock Exchange. A summary of the Company’s anticipated corporate governance measures to be effective after the closing of the Merger follows:
     Independent Directors
•	A majority of the members of the Company’s Board of Directors will be independent from management. When making determinations regarding independence, the Board of

Directors will reference the listing standards adopted by the national securities exchanges, including the American Stock Exchange, as well as the independence standards set forth in the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated by the SEC under that Act. In particular, the Company anticipates that its Audit Committee will periodically evaluate and report to the Board of Directors on the independence of each member of the Board. The Company anticipates that its audit committee will analyze whether a director is independent by evaluating, among other factors, the following:
1.	Whether the member of the Board of Directors has any material relationship with the Company, either directly, or as a partner, shareholder or officer of an organization that has a relationship with the Company;

2.	Whether the member of the Board of Directors is a current employee of the Company or its subsidiaries or was an employee of the Company or its subsidiaries within three years preceding the date of determination;

3.	Whether the member of the Board of Directors is, or in the three years preceding the date of determination has been, affiliated with or employed by (i) a present internal or external auditor of the Company or any affiliate of such auditor, or (ii) any former internal or external auditor of the Company or any affiliate of such auditor, which performed services for the Company within three years preceding the date of determination;

4.	Whether the member of the Board of Directors is, or in the three years preceding the date of determination has been, part of an interlocking directorate, in which any of the Company’s executive officers serve on the compensation committee of another company that concurrently employs the member as an executive officer;

5.	Whether the member of the Board of Directors receives any compensation from the Company, other than fees or compensation for service as a member of the Board of Directors and any committee of the Board of Directors and reimbursement for reasonable expenses incurred in connection with such service and for reasonable educational expenses associated with Board of Directors or committee membership matters;

6.	Whether an immediate family member of the member of the Board of Directors is a current executive officer of the Company or was an executive officer of the Company within three years preceding the date of determination;

7.	Whether an immediate family member of the member of the Board of Directors is, or in the three years preceding the date of determination has been, affiliated with or employed in a professional capacity by (i) a present internal or external auditor of the Company or any of its affiliates, or (ii) any former internal or external auditor of the Company or any affiliate of the Company which performed services for the Company within three years preceding the date of determination; and

8.	Whether an immediate family member of the member of the Board of Directors is, or in the three years preceding the date of determination has been, part of an interlocking directorate, in which any of the Company’s executive officers serve on the compensation committee of another company that concurrently employs the immediate family member of the member of the Board of Directors as an executive officer.
The above list is not exhaustive and the Company anticipates that its Audit Committee will consider all other factors that could assist it in its determination that a director will have no material relationship with the Company that could compromise that director’s independence.
Independent Directors

•	The Company anticipates that its non-management directors will hold formal meetings, separate from management, at least two times per year.

•	Protalix has no formal policy regarding attendance by its directors at annual shareholders meetings, although it encourages such attendance and anticipates that most of its directors will attend these meetings. Last year all directors attended Protalix’s annual shareholder meeting.

Audit Committee

•	The Company intends to require that all Audit Committee members possess the required level of financial literacy and at least one member of the Committee meet the current standard of requisite financial management expertise as required by the American Stock Exchange and applicable SEC rules and regulations.

•	The Company intends to ensure that the Audit Committee operates under a formal charter that governs its duties and conduct.

•	The Company intends to ensure that all members of the Audit Committee are independent from its executive officers and management.

•	The Company intends to ensure that its independent registered public accounting firm reports directly to the Audit Committee.

•	The Company anticipates that the Audit Committee will meet with management and representatives of the registered public accounting firm prior to the filing of officers’ certifications with the SEC to receive information concerning, among other things, effectiveness of the design or operation of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

•	The Company intends to ensure that the Audit Committee adopts a Policy for Reporting Questionable Accounting and Auditing Practices and Policy Prohibiting Retaliation

against Reporting employees to enable confidential and anonymous reporting of improper activities to the Audit Committee.

Compensation Committee

•	The Company intends that any Compensation Committee it forms will operate under a formal charter that governs its duties and conduct.

•	The Company anticipates that all members of the Compensation Committee will be independent from its executive officers and management.

Nominating Committee

•	The Company anticipates forming a Nominating Committee that will operate under a formal charter that governs its duties and conduct.

•	The Company anticipates that all members of the Nominating Committee will be independent from its executive officers and management.

Code of Business Conduct and Ethics

•	After the closing of the Merger, the Company anticipates adopting a new Code of Business Conduct and Ethics that includes provisions ranging from restrictions on gifts to conflicts of interest. The Company anticipates that all employees and directors will be bound by any such Code of Business Conduct and Ethics. The Company intends to provide that violations of its Code of Business Conduct and Ethics may be reported to the Audit Committee.

•	The Company anticipates that any such Code of Business Conduct and Ethics will include provisions applicable to all of its employees, including senior financial officers and members of its Board of Directors. The Company anticipates posting any such Code of Business Conduct and Ethics on its website (http://www.Protalix.com/). The Company intends to post amendments to or waivers from any such Code of Business Conduct and Ethics.

Personal Loans to Executive Officers and Directors

•	The Company currently prohibits extensions of credit in the form of a personal loan to or for its directors and executive officers.
Communications with the Board of Directors
Anyone who has a concern about the Company’s conduct, including accounting, internal accounting controls or audit matters, may communicate directly with the Board of Directors, its non-management directors or, to the extent formed by the Company, the Audit Committee.

These communications may be confidential or anonymous, and may be mailed, e-mailed, submitted in writing or reported by phone. All of these concerns will be forwarded to the appropriate directors for their review, and will be simultaneously reviewed and addressed by the Company’s Chief Financial Officer in the same way that the Company addresses other concerns.
NO SHAREHOLDER ACTION REQUIRED
This Information Statement is being provided for informational purposes only, and does not relate to any meeting of shareholders. Neither applicable securities laws, nor the corporate laws of the State of Florida require approval of the Merger by the Company’s shareholders. No vote or other action is being requested of the Company’s shareholders. This Information Statement is provided for informational purposes only.
This Information Statement has been filed with the SEC and is available electronically on EDGAR at www.sec.gov.
The Board of Directors
December 18, 2006